DIH HOLDING US, INC.

77 Accord Park Drive; Suite D-1

Norwell, MA

Telephone: 877-944-2200

VIA EDGAR

January 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	DIH Holding US, Inc.
Registration Statement on Form S-1
File No. 333-283853

Dear Mr. Augustin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant DIH Holding US, Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Tuesday, January 28, 2025, or as soon as practicable thereafter.

Very truly yours,

DIH HOLDING US, INC.

By:	/s/ Jason Chen
Name:	Jason Chen
Title:	Chief Executive Officer